Exhibit 3.1

CERTIFICATE OF ELIMINATION OF
THE FIXED-TO-FLOATING RATE NON-CUMULATIVE PREFERRED STOCK, SERIES H,

OF

MORGAN STANLEY

Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware

Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.       That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Certificate of Incorporation of the Company, as theretofore amended (the “Certificate of Incorporation”), the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of 52,000 (fifty two thousand) shares of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H, par value $0.01 per share, liquidation preference $25,000 per share (the “Preferred Stock”), and established the designation, preferences, privileges, voting rights, and other special rights, and the qualifications, limitations or restrictions thereof, and, on April 28, 2014, filed a Certificate of Designation (the “Certificate of Designation”) with respect to such Preferred Stock in the office of the Secretary of State of the State of Delaware.

2.       That, pursuant to the authority conferred upon the Preferred Stock Financing Committee of the Board of Directors of the Company (the “Preferred Stock Financing Committee”) by the Board of Directors of the Company, the Preferred Stock Financing Committee has adopted resolutions authorizing the issuance of said Preferred Stock (including the terms upon which said Preferred Stock shall be redeemable), including resolutions authorizing each officer of the Company to take any and all actions, to execute and deliver any and all documents, agreements and instruments and to take any and all steps deemed by any such officer to be necessary or desirable to carry out the purpose and intent of such resolutions, which includes the execution and filing of this Certificate, and said Preferred Stock has been redeemed by the Company.

3.       That no shares of said Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designation.

4.       That, accordingly, all matters set forth in the Certificate of Designation with respect to the Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation.

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IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its duly authorized officer this 18th day of January, 2022.

MORGAN STANLEY

By:	/s/ Kevin Sheehan
	Name:	Kevin Sheehan
	Title:	Assistant Treasurer